Qnetic Corporation

(A Delaware Corporation)

Audited Consolidated Financial Statements

As of the years ended December 31, 2023 and December 31, 2022

Audited by:

Alice.CPA LLC
A New Jersey CPA Company

QNETIC CORPORATION

TABLE OF CONTENTS

Alice CPA

Independent Auditor's Report

February 18, 2025
To: Board of Directors of Qnetic Corporation
Attn: Prasad Mathews, CFO
Re: 2023-2022 Consolidated Financial Statement Audit – Qnetic Corporation

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Qnetic Corporation, which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Qnetic Corporation as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated financial statements section of our report. We are required to be independent of Qnetic Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Qnetic Corporation's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice.CPA LLC

Alice.CPA LLC
February 18, 2025

QNETIC CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022
(Audited)

	2023	2022
ASSETS		
Current Assets		
Cash	$ 1,254,185	$ 59,813
Prepaid expenses and other current assets	45,283	3,000
Total Current Assets	**1,299,468**	**62,813**
Noncurrent Assets		
Property and equipment, net	1,022	-
Operating lease right-of-use asset, net	55,066	-
Total Noncurrent Assets	**56,088**	**-**
Total Assets	**$ 1,355,556**	**$ 62,813**
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 37,106	$ -
Due to related parties	-	137,307
Accrued expenses	57,900	2,083
Operating lease liability, current	33,714	-
Total Current Liabilities	**128,720**	**139,390**
Long-Term Liabilities		
Other liabilities	109,500	89,300
Operating lease liability, noncurrent	28,426	-
Future equity obligations	1,832,592	-
Total Long-Term Liabilities	**1,970,518**	**89,300**
Total Liabilities	**2,099,238**	**228,690**
Shareholders' Deficit		
Common stock, $0.0001 par value, 10,000,000 authorized, 8,039,998 and 0 shares issued and outstanding as of December 2023 and 2022, respectively	804	-
Additional paid-in capital	242,224	6,048
Accumulated deficit	(990,376)	(171,925)
Accumulated other comprehensive gain	3,666	-
Total Shareholders' Deficit	**(743,682)**	**(165,877)**
Total Liabilities and Shareholders' Deficit	**$ 1,355,556**	**$ 62,813**

The accompanying footnotes are an integral part of these consolidated financial statements.

QNETIC CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Revenues	$ -	$ -
Total Revenue	-	-
Operating Expenses		
General and administrative	$ 650,333	$ 179,690
Research and development	159,603	-
Total Operating Expenses	809,936	179,690
Loss from Operations	(809,936)	(179,690)
Other Income (Expense)		
Other income	-	21,026
Interest income	248	41
Other expense, net	(8,763)	(236)
Total Other Income (Expense), net	(8,515)	20,831
Net Loss	(818,451)	(158,859)
Other comprehensive gain, net of tax		
Foreign currency translation adjustments	3,666	-
Total comprehensive loss	$ (814,785)	$ (158,859)

The accompanying footnotes are an integral part of these consolidated financial statements.

QNETIC CORORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
For the Years Ended December 31, 2023 and 2022
(Audited)

	Common stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain	Total Shareholders' Deficit
	Shares	Value				
Balance as of January 1, 2022	-	$ -	$ -	$ (13,066)	$ -	$ (13,066)
Paid-in capital	-	-	6,048	-	-	6,048
Net loss	-	-	-	(158,859)	-	(158,859)
Other comprehensive loss	-	-	-	-	-	-
Balance as of December 31, 2022	-	-	6,048	(171,925)	-	(165,877)
Issuance of common stock	8,039,998	804	236,176	-	-	236,980
Net loss	-	-	-	(818,451)	-	(818,451)
Other comprehensive gain	-	-	-	-	3,666	3,666
Balance as of December 31, 2023	8,039,998	$ 804	$ 242,224	$ (990,376)	$ 3,666	$ (743,682)

The accompanying footnotes are an integral part of these consolidated financial statements.

QNETIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Cash Flows from Operating Activities		
Net loss	$ (818,451)	$ (158,859)
Adjustments to reconcile net loss to net cash provided by operations:		
Amortization of operating lease right-of-use assets	15,249	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(42,283)	-
Accounts payable	37,106	-
Accrued expenses	55,817	-
Other liabilities	20,200	78,008
Operating lease liability	(8,175)	-
Net cash from operating activities	(740,537)	(80,851)
Cash Flows from Investing Activities		
Purchase of property and equipment	(1,022)	-
Net cash from investing activities	(1,022)	-
Cash Flows from Financing Activities		
Proceeds from (repayment of) due to related parties	(137,307)	127,560
Proceeds from future equity obligations	1,832,592	-
Proceeds from issuance of common stock	804	-
Proceeds from additional paid-in capital	236,176	6,048
Net cash from financing activities	1,932,265	133,608
Net change in cash and cash equivalents	1,190,706	52,757
Effect of exchange rates changes on cash and cash equivalents	3,666	-
Cash at beginning of year	59,813	7,056
Cash at end of year	$ 1,254,185	$ 59,813
Supplemental information		
Operating lease right-of-use asset and operating lease liability recorded upon adoption of ASC 842	$ 70,315	$ -

The accompanying footnotes are an integral part of these consolidated financial statements.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Qnetic Corporation was formed in Delaware on September 20, 2022. Qnetic Holdings PTE. Ltd was formed in Singapore on May 27, 2022, and acquired Shanghai Qnetic Technology Co., Ltd, an entity formed in Shanghai on September 28, 2021, in 2022. Qnetic GmbH is a Germany entity formed on June 29, 2023 and is a wholly owned by Qnetic Corporation. Qnetic Corporation acquired Qnetic Holdings PTE. Ltd through a share swap transaction in 2023. These companies are collectively referred to as “the Company” herein the consolidated financial statements. The Company plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company's headquarters are in New York, New York and Singapore with its subsidiary in Shanghai, China. The Company's customers will be global.

The Company is in the process of raising funds to develop the prototype for its first commercial model. The Company is going to conduct another crowdfunding in the second half of 2024 and/or through venture capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of the significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Basis of Consolidation – Foreign Operations

The consolidated financial statements of the Company include its wholly owned subsidiaries: Qnetic Holdings PTE. Ltd, an entity operating in Singapore, formed in 2022; Shanghai Qnetic Technology Co., Ltd, an entity operating in Shanghai, formed in 2021; Qnetic GmbH, an entity operating in Germany, formed in 2023. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(Audited)

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The consolidated financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. Results of operations for the foreign subsidiaries are translated form the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Shareholders' equity is translated at the historical exchange rate at the time of transaction. The net effect of translating these balances from the functional currency to U.S. dollars (the reporting currency) has been recorded as a foreign currency translation adjustment in other comprehensive income within the consolidated statements of comprehensive income and the consolidated statements of shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company realized losses since inception, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable

period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, which is provided using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the life of the lease plus anticipated extensions.

Other Liabilities

Other liabilities on the accompanying consolidated balance sheets consist of accrued wages payable to several initial shareholders, which will be planned to be paid out in 2025. Therefore, other liabilities are presented as long-term on the consolidated balance sheets at December 31, 2023 and 2022.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flow, excluding interest, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(Audited)

Fair Value of Financial Instruments

As of December 31, 2023 and 2022, the Company believes the carrying amounts of cash and cash equivalents and accounts payable approximately fair value due to their short-term maturities.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized upon transfer of promised products and services to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines the amount of revenue to be recognized through application of the following steps:

- Identification of the contract with customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligations.

Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity) recognized income from consulting service of $21,026 in 2022. The Company does not intend to generate income in the future from consulting service to third parties as the this service was only provided early in 2022 to obtain funding for operations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740-10, *Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or income tax returns. Under ASC 740-10, the Company determines deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, measured using the more-likely-than-not standard to determine if the tax benefits will be realized using the enacted rates in effect for the years in which it expects the differences to reverse. To the extent a deferred tax asset cannot be realized, a valuation allowance is established if necessary.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(Audited)

The Company accounts for uncertain income tax positions in accordance with the accounting guidance in ASC Topic 740. Under this guidance, tax positions are initially recognized by the Company in consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. The Company's policy is to recognize interest and penalties related to any uncertain income tax positions as a component of the provision for income taxes in the consolidated statements of comprehensive income. The Company is not aware of any uncertain tax positions resulting in a liability as of December 31, 2023 and 2022.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the consolidated financial statements.

In June 2016, the FASB issues ASU No. 2016-3, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements*. The amendments in this ASU significantly changed how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net loss. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the consolidated financial statements and related disclosures.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company had payables to the management of the Company during 2022. These loans did not accrue interest and were fully repaid in 2023. The total balance due to related parties was $0 and $137,974 at December 31, 2023 and 2022, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2023 and 2022, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(Audited)

NOTE 5 – LEASE OBLIGATIONS

The Company entered into an office lease agreement on July 11, 2023 which ends on October 14, 2025 requiring monthly payments of 21,490 in Chinese Yuan or approximately $3,000. The Company initially recognized an operating lease right-of-use asset and an operating lease liability of $70,315 as of July 11, 2023 based on the present value of such commitments as of July 11, 2023 using a risk-free discount rate, which was determined using a period comparable with that of the lease term. At December 31, 2023, the carrying amount of the operating lease right-of-use asset was $55,066, net of accumulated amortization of $15,249, and the carrying amount of operating lease liability was $62,140, net of unamortized interest of $3,860.

For the year ended December 31, 2023, the Company incurred $30,070 of rent expense. As of December 31, 2023, the remaining term for this lease was 22 months.

The following is a schedule of operating lease liability as of December 31, 2023:

2024	$	36,000
2025		30,000
Total undiscounted cash flows		66,000
Unamortized interest		(3,860)
Present value of operating lease liability	$	62,140
Operating lease liability, current	$	33,714
Operating lease liability, noncurrent		28,426
Present value of operating lease liability	$	62,140

NOTE 6 – FUTURE EQUITY OBLIGATIONS

Simple Agreements for Future Equity (SAFE)

In 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with discounts ranging from 20%-25%. The valuation caps of the agreements entered were $12M – $15M.

NOTE 7 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. As of the end of December 31, 2023, an aggregate of 8,039,998 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Starting in 2023, the Company has an ESOP (Employee Stock Ownership Plan) for which they have set aside 1,850,000 restricted stock grants to employees.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(Audited)

The Company had a third party perform a 409A valuation resulting in the determination that their common stock holds a fair market value of $0.03 per share.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no other material events were identified which require adjustment or disclosure in the consolidated financial statements.